Subject: Exciting new developments
CTA: Click here for more info

Text:

We are standing on the threshold of a new era in aviation. The flying cars that we were promised half a century ago are nearly here. Jetoptera's unique and patented technology enables a quieter, faster, and safer flying car. We are exploring a crowdfunding investment round to help realize that vision and would like to gauge your interest!

Since the first powered flight by the Wright Brothers, propulsion has depended on propellers and blades. Jetoptera has changed that with its revolutionary patented Fluidic Propulsion System (FPS). The FPS uses bladeless fan technology with compressed air to create lift and propulsion thrust. The result is a Vertical/Short Take-Off and Landing (V/STOL) aircraft with a smaller footprint than a helicopter and one that is lighter, much faster, quieter, safer, and more fuel-efficient. The use of a turbo-compressor renders the FPS agnostic to the source of energy: fuel, hybrid, or all electric.

The uses for this technology are many:

- **Emergency**: Delivering medicines and supplies to areas with no power or infrastructure, search and rescue applications
- **Mapping**: Precision imaging for agriculture, inspecting railroads and pipelines quickly, surveying and mapping accurately
- **Military:** Heavy supply drops, evacuate the wounded, surveillance
- **Logistics:** From ship to shore to parcel transport
- **General:** Flying cars, air taxis, recreational use

Jetoptera is considering a crowdfunding capital raise. We are "testing the waters" and gauging interest before moving forward, consistent with Regulation Crowdfunding of the Securities Act of 1933. [Click here] to learn more and to let us know if you would be interested in investing in such a crowdfunding round.

Legal Disclosure: No money or other consideration is being solicited at this time for our prospective crowdfunding round. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. A prospective purchaser's indication of interest is non-binding, which means it involves no commitment by you of any kind to ultimately participate in an offering, if we decide to move forward with one.